 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 3
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

FSP 50 SOUTH 10TH STREET CORP.
(Name of Subject Company)

MPF DEWAAY FUND 8, LLC, MPF INCOME FUND 26, LLC, MPF DEWAAY FUND 7, LLC, MP INCOME FUND 12, LLC, MPF FLAGSHIP FUND 14, LLC, MPF PLATINUM FUND, LP; AND MACKENZIE PATTERSON FULLER, LP
(Bidders)
SHARES OF PREFERRED STOCK
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP	MacKenzie Patterson Fuller, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$2,000,000	$142.60

*	For purposes of calculating the filing fee only. Assumes the purchase of 40 Shares at a purchase price equal to $50,000 per Share in cash

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $142.60
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Patterson Fuller, LP
Date Filed: 10-26-2010

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

FINAL AMENDMENT TO TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by: MPF DeWaay Fund 8, LLC, MPF Income Fund 26, LLC, MPF DeWaay Fund 7, LLC, MP Income Fund 12, LLC, MPF Flagship Fund 14, LLC, MPF Platinum Fund, LP (collectively the “Purchasers”) to purchase up to 40 shares of preferred stock (the “Shares”) in FSP 50 South 10th Street Corp. (the “Corporation”), the subject company, at a purchase price equal to $50,000 per Share, less the amount of any dividends declared or made with respect to the Shares between October 26, 2010 (the “Offer Date”) and December 10, 2010 or such other date to which this Offer may be extended (the “Expiration Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 26, 2010 (the “Offer to Purchase”) and the related Assignment Form.

The Offer resulted in the tender by shareholders of a total of 0.25 Shares. Upon completion of the Offer, the Purchasers held an aggregate of approximately 0.25 Shares, or less than 0.1% of the total outstanding Shares.  The Purchasers intend to transfer 0.125 Shares to MPF Income Fund 26, LLC and 0.125 Shares to MP Income Fund 12, LLC.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           December 16, 2010

MPF DeWaay Fund 8, LLC, MPF Income Fund 26, LLC, MPF DeWaay Fund 7, LLC, MP Income Fund 12, LLC, MPF Flagship Fund 14, LLC, MPF Platinum Fund, LP
By: MacKenzie Patterson Fuller, LP, Manager/General Partner

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President

MACKENZIE PATTERSON FULLER, LP

By:           /s/ Chip Patterson
Chip Patterson, Senior Vice President